PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42013

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GW & Wade Asset Management Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

93 Worcester Street
(No. and Street)

Wellesley	MA	02481-3609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy Pinch — 781-239-1188
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LGC&D LLP
(Name – *if individual, state last, first, middle name*)

10 Weybosset Street, Suite 700	Providence	RI	02903
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

14048274

ICW 3/20/14

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy Pinch, affirm that, to the best of my knowledge and belief, the accompanying financial statement pertaining to the firm of GW & Wade Asset Management Company, LLC as of December 31, 2013, is true and correct. I further affirm that neither the Company nor any Member, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Timothy Pinch
Signature

Chief Operating Officer, Compliance and Secretary
Title

Subscribed and sworn to before me this
5th day of March, 2014

Carol W. Cassoli
Notary Public

Commission expires October 16, 2020

This report contains (check all applicable boxes):

(x) (a) Facing Page
(x) (b) Statement of Financial Condition
( ) (c) Statement of Income
( ) (d) Statement of Cash Flows
( ) (e) Statement of Changes in Member's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
( ) (g) Computation of Net Capital Pursuant to Rule 15c3-1
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
(x) (l) An Oath or Affirmation
( ) (m) A Copy of the Securities Investor Protection Corporation Supplemental Report (bound under separate cover)
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
( ) (o) Independent Auditors' Report on Internal Control

GW & WADE ASSET MANAGEMENT COMPANY, LLC
(A LIMITED LIABILITY COMPANY)

YEAR ENDED DECEMBER 31, 2013

TABLE OF CONTENTS

LGCD
CPAs/ Business Advisors

Independent Auditors' Report

Member
GW & Wade Asset Management Company, LLC
(a Limited Liability Company)
Wellesley, Massachusetts

We have audited the accompanying statement of financial condition of GW & Wade Asset Management Company, LLC (a Limited Liability Company) (the Company) as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

A Limited Liability Partnership
10 Weybosset Street, Suite 700, Providence, RI 02903 • (p) 401.421.4800 • 1.800.927.LGCD • (f) 401.421.0643 • www.lgcd.com

Member
GW & Wade Asset Management Company, LLC
(a Limited Liability Company)

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of GW & Wade Asset Management Company, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

LGC&D LLP

Providence, Rhode Island
March 5, 2014

GW & WADE ASSET MANAGEMENT COMPANY, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION – DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 540,101
Receivable from clearing broker-dealer	644,966
Commissions receivable	942,525
Investment	99,912
Prepaid expenses	55,640
Goodwill	10,597,421
Intangible assets, less accumulated amortization	4,483,233
	$ 17,363,798

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Due to Affiliate	$ 85,109
Accounts payable	12,544
Deferred revenue	39,800
	137,453
Member's equity	17,226,345
	$ 17,363,798

See notes to financial statement.

1. Organization and summary of significant accounting policies:

GW & Wade Asset Management Company, LLC (a Limited Liability Company) (the Company) is a wholly-owned subsidiary of Focus Operating, LLC (the Member), which is a subsidiary of Focus Financial Partners, LLC (Focus).

The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides brokerage services to customers of an affiliated company, GW & Wade, LLC (also a subsidiary of the Member), operating as an investment advisory company registered with the SEC and various state securities and other agencies providing financial advisory services to affluent individuals and their families residing throughout the United States (principally in Massachusetts).

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimate included in the accompanying financial statement relates to commissions receivable.

Fair value measurements:

Accounting guidance pertaining to fair value measurements provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described as follows:

- Level 1: Quoted market prices in active markets for identical assets or liabilities
- Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data
- Level 3: Unobservable inputs that are not corroborated by market data

1. Organization and summary of significant accounting policies (continued):

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2013, the Company had $143,033 of cash equivalents, consisting of money market mutual funds which are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Goodwill and intangible assets:

Goodwill is tested at least annually for impairment, and is tested for impairment more frequently if events and circumstances (for example, financial losses and adverse business conditions) indicate that it might be impaired. A two-step impairment test is performed on goodwill. In the first step, the Company compares its fair value to the carrying value of its net assets. Fair value is determined using a discounted cash flow approach. Under this approach, management uses certain assumptions in its discounted cash flow analysis. These assumptions include but are not limited to: a risk adjusted rate that is estimated to be commensurate with the risk associated with the underlying cash flows, cash flow trends from prior periods, current-period cash flow, and management's expectation of future cash flow based on projections or forecasts derived from its understanding of the relevant business prospects, economic or market trends and regulatory or legislative changes which may occur.

If the Company's fair value exceeds the carrying value of its net assets, no further testing is performed. If the carrying value exceeds the fair value, then the Company performs the second step in order to determine the implied fair value of goodwill and compares it to the carrying value of goodwill for impairment loss assessment.

Amortization of intangible assets is provided using the straight-line method over a 10-year estimated useful life for customer lists and a 20-year estimated useful life for the management contract. The Company evaluates the remaining useful lives assigned to intangible assets annually to determine whether events or circumstances require the Company to revise the remaining period of amortization. The Company also evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the intangible asset might be impaired. Recoverability of an asset is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by an asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount, based on discounted cash flows, by which the carrying amount of the asset exceeds the fair value of the asset.

1. Organization and summary of significant accounting policies (continued):

Securities transactions:

The Company buys and sells securities for customers of GW & Wade, LLC by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing by the clearing broker-dealer of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's policy is ordinarily not to execute security transactions unless the customer is able to fulfill its contracted obligations.

Commissions:

Commissions, including front-end fees received related to mutual fund transactions introduced and related clearing expenses, are recorded on a trade-date basis as securities transactions occur. 12b-1 distribution fees based on a percentage of a fund's daily net asset levels are recorded as commissions in the period to which they relate. Other commissions are recognized when earned.

Investment:

The Company's investment consists of a U.S. Treasury Note maturing in November 2014, and is classified as available for sale; therefore it is carried at fair value. Unrealized holding gains and losses resulting from changes in fair value, if any, are included in net income. At December 31, 2013, the fair value of the Company's investment, based on its quoted market value (Level 1), approximates cost.

Income taxes:

The Company is a limited liability company and files consolidated tax returns with the Member. The Member has elected to be treated as a partnership for federal and state income tax reporting purposes. Accordingly, no income tax liability or asset has been recorded in the accompanying financial statements since the Member will include the Company's income or loss, whether or not distributed, in its income tax returns.

1. Organization and summary of significant accounting policies (continued):

Liability of the Member:

The Member is not liable for obligations or liabilities of the Company, except to the extent provided for in the Delaware Act.

2. Regulatory requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $554,927, which was $545,763 in excess of its required net capital of $9,164. The Company's ratio of aggregate indebtedness to net capital was .25 to 1.

The Company is also subject to other rules and regulations of the SEC, as well as rules and regulations of FINRA and the various state securities and other agencies in the states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible government review and interpretation.

3. Intangible assets and goodwill:

At December 31, 2013, intangible assets consist of the following:

	Gross carrying amount	Accumulated amortization
Customer lists	$ 8,700,000	$ 5,471,333
Management contract	1,830,000	575,434
Total	$ 10,530,000	$ 6,046,767

Amortization expense for each of the years ending December 31, 2014 through 2016 is estimated to total approximately $961,500. Amortization expense for the years ending December 31, 2017 and 2018 is estimated to total approximately $710,200 and $91,500, respectively.

There were no changes in goodwill during the year ended December 31, 2013.